Prospectus Supplement No. 5 to Prospectus dated October 8, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 5

To

Prospectus Dated October 8, 2004

This prospectus relates to the disposition of up to 4,510,987 shares of Adept common stock or interests therein by the selling securityholders listed herein or their transferees. The shares offered and sold under this prospectus were issued in private transactions. The information in this prospectus reflects a one-for-five reverse split of Adept’s common stock effective as of February 25, 2005. This Supplement amends and supplements certain information contained in the Prospectus about Adept. We encourage you to read this Supplement carefully with the Prospectus and all previous supplements to the Prospectus.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “ADEO.” On March 15, 2005, the last reported sale price of our common stock on the OTCBB was $5.10 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2005

CURRENT REPORT ON FORM 8-K

On March 15, 2005, we filed with the SEC a Current Report on Form 8-K disclosing (i) the amendment of compensation for non-employee directors, including the amendment and restatement of our 2004 Director Stock Option Plan to increase the size of initial and annual grants to directors and to adjust the date of the annual grant for the fiscal year ended June 30, 2005, (ii) the increase in salaries of certain of our executive officers, and (iii) attaching copies of our Cash Bonus Plan, our form of Stock Option Agreement under our 2001 Stock Option Plan, and summary statements of our director and executive officer compensation. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed with the SEC on March 15, 2005.

A copy of our Current Report on Form 8-K filed on March 15, 2005, including the exhibits thereto, is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

Prospectus Supplement dated March 16, 2005.

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